Exhibit (a)(24)

                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                        Brampton, Ontario, Canada L6T 5P6
                                  July 6, 2001

To: All Eligible Employees of Nortel Networks Corporation ("Nortel Networks" or the "Company") under the Offer to Exchange, dated June 20, 2001

Re:  Supplemental Information Concerning the Offer to Exchange

         This memorandum provides supplemental information concerning the Offer to Exchange, dated June 20, 2001 (the "offer to exchange"), as follows. Pursuant to this supplement, we are amending Section 9 of the offer to exchange ("Information Concerning Nortel Networks") to add certain summary financial information concerning Nortel Networks. This supplement does not alter the terms and conditions previously set forth in the offer to exchange, and should be read in conjunction with the offer to exchange.

          *       *       *       *       *       *       *       *

         The following tables set forth selected financial and operating data of Nortel Networks. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 2000 have been derived from the audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2000. The selected historical statement of operations data for the three months ended March 31, 2000 and March 31, 2001 and the selected historical balance sheet data as of March 31, 2001, which are included in our quarterly report on Form 10-Q for the quarter ended March 31, 2001, are unaudited. The information presented below should be read together with our financial statements and related notes filed as an Exhibit to our annual report on Form 10-K and our other SEC filings referred to in Section 17 ("Additional Information") and, in particular our Current Report on Form 8-K, dated June 15, 2001.

Selected Financial Data
(in accordance with U.S. generally
accepted accounting principles)

                                                     (millions of U.S. dollars except per share amounts)

                                                                                                    (Unaudited)

                                                       For the year ended                    For the three month period
                                                          December 31,                           ended March 31,
                                                               1999        2000                2000        2001
Results of Operations

Revenues                                                     $21,287     $30,275             $6,322      $6,177
Gross profit                                                   9,224      13,172              2,604       1,860

Net loss before accounting change                              (351)     (3,470)              (730)      (2,595)
Net loss applicable to common shares                           (351)     (3,470)              (730)      (2,580)
Loss per common share
         - basic                                              (0.13)      (1.17)             (0.26)       (0.82)
         - diluted                                            (0.13)      (1.17)             (0.26)       (0.82)


                                                       As at December 31,                             As at March 31,
                                                                1999        2000                            2001
Financial Position

Current assets                                               $12,132     $16,530                         $15,720

Noncurrent asset                                              11,875      25,650                          26,880

Current liabilities                                            7,101       9,058                           7,896

Noncurrent liabilities                                         3,177       3,209                           4,634

Minority interest in subsidiary companies                        657         804                             778

Book value per common share                                     4.75        9.40                            9.18



         On June 15, 2001, Nortel Networks issued a press release which provided a progress update on its alignment plan and its expected business performance for the second quarter of 2001. Progress highlights included: implemented cost reduction programs that are expected to result in estimated annualized cost savings of approximately US$3.5 billion; streamlining initiatives, including the decision to discontinue Nortel Networks' access solutions operations; and enhanced financing flexibility through US$2.0 billion of additional committed facilities. In addition, Nortel Networks announced in the press release an adjustment to intangible assets in the amount of approximately US$12.3 billion. To direct further investments into the business, Nortel Networks also announced in the press release that it will discontinue the future payment of common share dividends. For the second quarter, Nortel Networks stated that it expects revenues from continuing operations of approximately US$4.5 billion and a net loss from operations of approximately US$1.5 billion. Combining the operations outlook for the quarter and the impact of the alignment plan, Nortel Networks stated that it expected a net loss of approximately US$19.2 billion in the second quarter.

         As described in the press release, for the second quarter of 2001, Nortel Networks stated that it expected revenues from continuing operations of approximately US$4.5 billion and a net loss per common share from operations(1) of approximately US$0.48, which excludes the results and charges related to the discontinued operations described below. The stated revenue outlook reflected an anticipated significant sequential decline from the first quarter of 2001 in Optical Inter-city and circuit switching sales, primarily in the United States. The expected net loss per common share from operations includes an expected charge of approximately US$950 million (pre-tax) for increased provisions and charges. The expected charge is comprised of approximately US$650 million (pre-tax) manufacturing-related costs for excess and obsolete Optical Inter-city inventory and manufacturing inefficiencies and approximately US$300 million (pre-tax) for bad debts and the write down of certain investments. Gross margin from continuing operations, before the manufacturing-related costs noted above, was expected to be approximately 27 percent in the second quarter.

         Nortel Networks further announced in such release that it expected to take a restructuring charge of approximately US$830 million (after tax) during the second quarter associated with the expected completion of the net reduction of approximately 20,000 positions, which was announced in April 2001, and the closure of certain facilities related to the workforce reduction and business streamlining activities. Nortel Networks stated that the programs implemented to date in 2001 are expected to result in estimated cost savings of approximately US$875 million (pre-tax) per quarter with the expectation to substantially realize that level of savings in the third quarter.

         In addition, Nortel Networks announced that in order to ensure maximum flexibility and competitiveness, Nortel Networks will continue to drive to reset its "break-even point" at the current business level and return to positive operating cash flow. As a result, Nortel Networks announced plans for a further reduction of approximately 10,000 positions, which is expected to be completed by the end of September 2001 and result in workforce reduction and related charges being recorded in the third quarter of 2001.

         The information set forth on pages 25 to 47 and pages F-1 to F-45 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the information set forth in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 and the information set forth in our Current Reports filed on Form 8-K dated January 22, 2001, January 29, 2001, February 2, 2001, February 7, 2001, February 16, 2001, March 14, 2001, March 23, 2001, March
28, 2001, April 11, 2001, April 25, 2001, May 14, 2001 and June 15, 2001 is
incorporated herein by reference. See Section 17 ("Additional Information") of the offer to exchange for information on how to obtain copies of our SEC filings, including filings that contain our financial statements.

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1 Net loss from operations is defined as reported net loss from continuing operations before "Acquisition Related Costs" (in-process research and development expense, and the amortization of acquired technology and goodwill from all acquisitions subsequent to July 1998), stock option compensation from acquisitions and divestitures, and one-time gains and charges.